Exhibit 99.3

Consolidated Capitalization Of Bank Of Montreal

The following table sets forth the consolidated capitalization of the Bank at January 31, 2012.

YTD-2000
As at
(in millions of Canadian dollars)	January 31, 2012

Subordinated Debt	5,362

Capital Trust Securities(1)
BMO Tier 1 Notes-Series A	450

Total Equity
Preferred Shares(2)	2,861
Common Shares	11,399
Contributed Surplus	119
Retained Earnings	11,986
Accumulated Other Comprehensive Income	734

Total Shareholders’ Equity	27,099

Non-controlling Interest in Subsidiaries	1,431

Total Equity	28,530

Total Capitalization	34,342

Notes:

(1)	For more information on the classification of Capital Trust Securities, please refer to Note 18 of the audited consolidated financial statements of Bank of Montreal for the year ended October 31, 2011.
(2)	Preferred Shares classified under Shareholders’ Equity consist of Class B Preferred Shares Series 5, 10, 13, 14, 15, 16, 18, 21, 23 and 25. For more information on the classification of Preferred Shares, please refer to Note 20 of the audited consolidated financial statements of Bank of Montreal for the year ended October 31, 2011.